UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number:

001-37877

The Bank of N.T. Butterfield & Son Limited

(Translation of registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

65 Front Street

Hamilton, HM 12

Bermuda

+1 441 295 1111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Attached hereto (i) as Exhibit 99.1 is the press release announcing the closing of The Bank of N.T. Butterfield & Son Limited’s initial public offering in the United States, (ii) as Exhibit 99.2 is the interim financial report for the six months ended June 30, 2016 mailed to shareholders by the registrant on September 21, 2016 pursuant to the listing rules of the Bermuda Stock Exchange and (iii) as Exhibit 99.3 is a reconciliation to GAAP of certain non-GAAP financial measures disclosed in the interim financial report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Bank of N.T. Butterfield & Son Limited

Date: September 21, 2016	By:	/s/ Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Bank of N.T. Butterfield & Son Limited Announces Closing of Initial Public Offering
99.2	Report to Shareholders & Financial Highlights, Six Months Ended 30 June 2016
99.3	Reconciliation to GAAP of Certain non-GAAP Financial Measures